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                       Securities and Exchange Commission
                             Washington, D.C. 20549



                                    Form 6-K



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934



                                   August 2003




                                   AEGON N.V.




                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

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AEGON N.V. published a report entitled "Embedded Value 2002" as well as an accompanying fact sheet on August 7, 2003. Those documents are attached hereto as exhibits 99.1 and 99.2.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            AEGON N.V.
                                            ------------------------------------
                                            (Registrant)


Date: August 7, 2003                     By /s/ E. Lagendijk
                                            ------------------------------------
                                            E. Lagendijk
                                            Senior Vice President and
                                            General Counsel